Exhibit 4.18

FACILITIES SHARING AGREEMENT

THIS FACILITIES SHARING AGREEMENT (this “Agreement”) is entered into as of January 15, 2010 (the “Effective Date”) by and between LAW OFFICES OF DAVID J. STERN, P.A., a professional association licensed to practice law in the State of Florida (“Firm”), and DJS PROCESSING, LLC, a Delaware limited liability company (the “Company”) (each of Firm and the Company, a “Party”; together, the “Parties”).

RECITALS:

A. Pursuant to that certain Office Lease Agreement dated May 16, 2007 (the “Original Lease”), by and between Teachers Insurance and Annuity Association of America, a New York corporation (“Landlord”), as landlord, and Firm, as tenant, as amended by that certain (i) Amended and Restated First Amendment to Office Lease Agreement dated November 27, 2007 by and between Landlord and Firm, (ii) Second Amendment to Office Lease Agreement dated December 26, 2007 by and between Landlord and Firm, (iii) Third Amendment to Office Lease Agreement dated February 15, 2008 by and between landlord and Firm, (iv) Fourth Amendment to Office Lease Agreement dated June 3, 2008 by and between Landlord and Firm, (v) Fifth Amendment to Lease dated January 23, 2009 by and between Landlord and Firm, and (vi) Sixth Amendment to Lease dated June 24, 2009 by and between Landlord and Firm (the Original Lease, as amended, the “Lease”), Firm leased from Landlord certain premises in the building commonly known as Royal Palm II at Southpointe located at 900 South Pine Island Road, Plantation, Florida (the “Building”), consisting of Suites 400, 500, 600, 710 and 800 (under construction) of the Building, and temporary space located in the building commonly known as Royal Palm I at Southpointe consisting of Suites 450, 500 and 510 (collectively, the “Premises”).

B. The Company succeeded to the interest of Firm under the Lease.

C. The Firm has equipped the Premises with office furniture and related office equipment (the “Equipment”) for the purpose of operating its business.

D. Pursuant to that certain DJS Processing Contribution Agreement, by and between Firm and the Company, dated as of even date herewith (the “LLC Contribution Agreement”), Firm has assigned, transferred and conveyed to the Company certain Contributed Property as defined in the Contribution Agreement.  The Company shall use said Contributed Property, in part, for the purpose of providing to Firm paraprofessional services and support services relating to the conduct and business of mortgage foreclosure and processing and other legal services provided by Firm.

E. Firm desires to share the Company’s Premises and Equipment for use by Firm’s personnel.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

A. CO-LOCATION AND FACILITY SHARING

ARTICLE I.   Use and Occupancy; Shared Facilities.

1.1
Subject to the terms, covenants, and conditions of this Agreement, during the Term (as such term is hereinafter defined) the Company shall make available to Firm (i) certain equipped and furnished office space at the Premises consisting of the office space in use and equipped and furnished as of the Effective Date (as defined below) by the Retained Employees (as defined in the LLC Contribution Agreement) and as more specifically described in Exhibit “A” attached hereto, (ii) certain file storage space at the Premises as more specifically described in Exhibit “A” attached hereto, (iii) the common areas in the Premises including the reception area, lavatories, library, kitchen, internal stairs, lunch room and conference rooms, (iv) one (1) parking space for each employee of Firm, (v) general office supplies, and (vi) administrative and support services necessary for Firm to conduct Firm’s business at the Premises including, but not limited to, a telephone system providing telephone extensions and facsimile numbers to each Retained Employee (including any existing dedicated facsimile numbers), other facsimile, photocopying, printing, computer hardware and software systems, office supplies; computer hardware and software systems consistent with those used by the Company for its own operations; information technology support services, including data storage, email and website hosting; postage; receptionist; secretarial support; human resources department support services; messenger services; on-site and off-site document storage; and accounting services including billing, collection and preparation of financial statements, and tax filings (although Firm will engage a third party to prepare its federal, state and local income tax returns) (collectively, the “Shared Facilities”).

1.2	Firm shall use the Shared Facilities exclusively for administrative and executive offices in connection with providing legal services, all in compliance with the Lease.

1.3
The Shared Facilities made available to the Firm by the Company shall be consistent with those heretofore provided by the Company to the Company’s employees and/or heretofore used by the Company in connection with the Company’s operations.  Firm shall coordinate its needs and requirements with a person designated by the Company.

1.4
Firm shall accept the Shared Facilities in their current “as-is” condition on the Effective Date and, except as otherwise expressly provided herein to the contrary, the Company shall have no obligation to perform any work, supply any materials or make any installations in order to prepare the Shared Facilities for Firm’s use or to contribute to the cost thereof.  Subject to Section B-Article IV, the Company shall be responsible for the maintenance, repair, upgrade and replacement of the Shared Facilities as reasonably necessary for Firm to conduct Firm’s business at the Premises and consistent with the standard of maintenance, repair, upgrade and replacement conducted by the Company in connection with the Company’s operations; provided, however, that the Company shall not be responsible for any maintenance, repair, upgrade and/or replacement of the Shared Facilities that Landlord is obligated to perform pursuant to the terms of the Lease.

ARTICLE II.   Expansion of Premises; New Premises.

2.1
 In the event that Firm requires additional space to conduct its operations as a result of an increase in the personnel of Firm, the Company shall make available to Firm at the Premises an additional equipped and furnished office for each additional attorney and an additional equipped and furnished cubicle for each additional other staff added by Firm (and comparable hardware and software systems and telecommunications equipment as provided to Firm’s other attorneys and staff), if space at the Premises is, in the Company’s reasonable discretion, available for such additional facilities.  If space at the Premises is not available for such additional facilities (as reasonably determined by the Company), then the Company shall use commercially reasonable efforts to make available to Firm such additional facilities at other premises leased or owned by the Company in the general vicinity of the Premises.  This Agreement and Exhibit “A” will be amended to the extent necessary to reflect any such expansion of the Shared Facilities including a reasonable increase to the Occupancy Fee (as such term is hereinafter defined), but will otherwise remain unchanged.

2.2
In the event that the Company shall move its offices from the Premises to other premises leased or owned by the Company in the general vicinity of the Premises (the “New Premises”), the Company shall provide Firm with facilities in the New Premises reasonably comparable to the Shared Facilities made available to Firm at the Premises.  This Agreement and Exhibit “A” will be amended to reflect any such change in the Premises, but will otherwise remain unchanged.  The term “Lease” as used in this Agreement shall include any lease for the New Premises.

ARTICLE III.   Access and Service Level. Firm shall have access to the Shared Facilities to the extent available to the Company on the basis of the prevailing situation and existing facilities.  Services such as maintenance, cleaning, repairs, water, gas, heating, air conditioning, electricity, security, telephone links and other utilities and services relating to the Premises will all be made available to Firm to the same extent that such services are then contracted by Company or otherwise made available to the Company pursuant to the terms of the Lease.

ARTICLE IV.   Separation.  To the extent necessary to comply with any reasonable client requirements and applicable laws, including any statute, law, ordinance, regulation, requirement, order or rule of any federal, state, local government or other governmental agency or body or of any other type of regulatory body, or any governmental or administrative interpretation of any thereof, including, without limitation, any and all federal, state and local laws, ethical standards and rules of professional conduct governing the legal profession, including, without limitation, the applicable state bar acts and the rules of professional conduct for attorneys practicing in the State of Florida, the Shared Facilities shall be subject to the implementation of adequate security arrangements to be agreed upon by the Parties in order to protect and maintain the confidentiality of Firm’s and the Company’s confidential information, documents and business activities, to be implemented at the Company’s sole expense.

ARTICLE V.   Alterations.  Firm shall not make any changes, modifications or alterations to the Premises, including, without limitation, the building of walls, partitions, drop ceilings, or the installing of any lighting or electrical distribution equipment, without the prior written consent of (i) the Company (which shall be given or withheld by the Company in accordance with the terms of the Lease) and (ii) Landlord (to the extent that Landlord’s consent for such alterations is required under the Lease).

ARTICLE VI.   Insurance.  Firm and the Company each agree, at each Party’s own cost and expense, to maintain commercial general liability insurance with limits of not less than $1 Million for injury to or death of one or more persons in any one occurrence and $2 Million in the aggregate, and $1 Million for damage or destruction to property in any one occurrence.  Firm and the Company further agree that each will include the other party as an additional insured.

ARTICLE VII.   Waiver of Subrogation.  Firm and the Company shall each include in each of its insurance policies insuring Firm’s and the Company’s property against damage or destruction a waiver of the insurer’s right of subrogation against the other Party during the Term or, if such waiver should be unobtainable or unenforceable, (i) an express agreement that such policy shall not be invalidated if the assured waives the right of recovery against any Party responsible for any damage or destruction covered by the policy before the damage or destruction or (ii) any other form of permission for the release of the other Party.  Each Party hereby releases the other Party with respect to any claim (including a claim for negligence) which it might otherwise have against the other Party for loss, damage or destruction with respect to its property occurring during the Term to the extent to which it is insured under a policy or policies containing a waiver of subrogation or permission to release liability.

B. FEE

ARTICLE I.   Occupancy and Usage Fee.  Firm shall pay to the Company a monthly fee for the  use and occupancy of the Shared Facilities in the amount of Forty-One Thousand Five Hundred Eighty-Three and 27/100 ($41,583.27) Dollars (the “Occupancy Fee”), with an annual increase in the Occupancy Fee equal to five percent (5%), effective on the first day of June of each year through May 31, 2016 (the “Occupancy Fee Escalator Period”).  Following the Occupancy Fee Escalator Period, the Occupancy Fee will be adjusted annually to reflect the actual cost of the total office space then occupied by Firm, calculated by the square footage used by Firm divided by the total office space comprising the Premises (excluding any common areas used by Firm).  The Occupancy Fee shall be paid in advance on or before the first day of each calendar month without notice or demand or any set off or deduction whatsoever.  If not paid within ten (10) days following the due date, then Firm shall pay, on demand, interest on such overdue Occupancy Fee calculated from the date such payment was due until the date the same is actually received by the Company at the prime rate as published in The Wall Street Journal, Eastern Edition in effect at the time of such payment plus 2% per annum (the “Default Rate”).  Interest payable under this Section B-I shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed and compounded monthly, from the relevant date when payment was due through the date of payment; provided that such interest rate will not exceed the maximum rate permitted by applicable law.  Such interest is not payable as a penalty, but is imposed to partially to defray the Company’s costs in connection with the late payment of overdue Occupancy Fee.

ARTICLE II.   Other Services.  In addition to the Occupancy Fee, Firm shall bear one hundred percent (100%) of any separate or extra cost or expense under the Lease attributable to Firm’s use and occupancy of the Shared Facilities and requested by Firm (such as, but not limited to, additional cleaning and after-hours services).  Firm shall pay the Company such amounts within ten (10) days after written demand therefor from Licensor, unless the corresponding payment due from the Company to Landlord pursuant to the Lease is due sooner, in which case Firm shall make said payment to the Company immediately upon demand.

ARTICLE III.   Term and Commencement.  The term of this Agreement shall commence on the later of (i) the Effective Date of this Agreement, or (ii) the date that Landlord provides its written consent to Firm’s use of the Premises pursuant to this Agreement, and shall be co-terminous with that certain Services Agreement (the “Services Agreement”) by and between Firm and the Company, dated of even date herewith (the “Initial Term”); provided that the Company shall continue to provide the Shared Facilities to Firm until the earlier of (i) six (6) months from the effective date of the termination of the Services Agreement if the Company is terminating the Services Agreement for a non-monetary breach by Firm or due to an inability to increase the Service Fee (as defined in the Services Agreement as provided in Article VII of the Services Agreement), or (ii) the date that Firm is able to engage alternative such services and facilities (the “Extended Term”) (the Initial Term and the Extended Term collectively shall be referred to as the “Term”), unless this Agreement is earlier terminated by the Company pursuant to the provisions of Section C - Article I – Section 1.1.

ARTICLE IV.   Reimbursement.  Firm agrees to reimburse the Company for all reasonable repair and/or restoration costs associated with damage or destruction to the Building and the Shared Facilities or other property of the Company caused by Firm, its personnel, agents, suppliers, contractors or visitors, including as a consequence of any removal of equipment or other property installed in the Shared Facilities or the Premises.  Such reimbursement shall be made within thirty (30) days of the Company’s request for same.

C. GENERAL PROVISIONS

ARTICLE I.   Default.

1.1
Should Firm default in failing to pay any installment of the Occupancy Fee or any other sum due and payable by Firm pursuant to the terms of this Agreement, as and when due, and such default continues for a period of ten (10) days after written notice of such default is given by the Company to Firm, then the Company may terminate this Agreement upon written notice to Firm, and pursue all other available remedies at law and in equity, all of which shall be cumulative.  Should Firm default in observing any other terms or conditions of this Agreement, excluding the payment of the Occupancy Fee or any other sum due and payable by Firm pursuant to the terms of this Agreement, and such default continues for a period of (i) ten (10) days for defaults under the Lease; or (ii) one hundred twenty (120) days for any other non-monetary default under this Agreement, after written notice thereof is given to Firm, then the Company may terminate this Agreement upon written notice to Firm, and pursue all other available remedies at law, in equity and under this Agreement, all of which shall be cumulative.  Should Firm default in observing any of the terms or conditions of this Agreement, (i) the Company may, but shall not be obligated to, cure such default at Firm’s expense and recover the costs incurred by the Company in connection therewith as damages, and (ii) Firm shall pay to the Company all cost, loss, damage, liability or expense (including, without limitation, reasonable attorneys’ fees) incurred by the Company in connection therewith.  The provisions of this Section C – Article I – Section 1.1 shall survive the expiration or termination of this Agreement.

1.2
Should the Company default in performing its material obligations under this Agreement, and such default continues for a period of one hundred twenty (120) days after written notice of such default is given by Firm to the Company, then Firm may terminate this Agreement upon written notice to the Company, and pursue all other available remedies at law and in equity, all of which shall be cumulative, except that the Company must provide the Shared Facilities for the Extended Term to the extent provided in Section B – Article III above.

3.2.           Relationship to Lease.  This Agreement and all of Firm’s rights hereunder are expressly subject and subordinate to all of the terms of the Lease.  In the event of any conflict between the terms of the Lease and the terms of this Agreement, the terms of this Agreement shall govern and control as between Firm and the Company.  Firm agrees to perform all obligations of the Company under the Lease (as tenant under the Lease) during the Term to the extent relating to the Shared Facilities except (i) with respect to the payment of Base Rental or Base Rent (as such terms are defined in Section 1.5 of the Original Lease); (ii) with respect to Additional Rental or Additional Rent (as such terms are defined in Section 1.6 of the Original Lease); and, (iii) with respect to the payment of the Security Deposit (as such term is defined in Section 1.11 of the Original Lease), electricity charges and real estate tax and operating expenses escalations required to be paid by the Company under the Lease.  This Agreement is not to be construed as in any way granting to Firm any interest in the Premises.  This Agreement merely grants to Firm the right to enter upon and use the Shared Facilities in accordance with the terms hereof and shall not be deemed to grant to Firm a leasehold or other real property interest in all or any portion of the Premises.

3.3.           Valid Right to Occupy.  Subject to the terms, conditions and any required consent of the Landlord under the Lease, this Agreement is valid and enforceable in accordance with its terms.

D. INDEMNITIES

ARTICLE I.   Firm’s Indemnities of the Company.

1.1
Firm shall not do, permit or tolerate anything to be done in, or in connection with its use or occupancy of, the Shared Facilities, which would violate any covenants or agreements in the Lease or any other agreement to which the Company is a party relating to the Shared Facilities.  Firm shall indemnify and hold harmless the Company and its affiliates, shareholders, officers, directors, employees and agents from and against any loss, liability, claim, cost or expense (including reasonable attorneys’ fees) incurred by the Company and its affiliates, shareholders, officers, directors, employees and agents arising out of Firm’s activity, work, use or occupancy of the Premises and/or Shared Facilities, or thing done, permitted or suffered by Firm or any of its agents, contractors or employees in connection with such use or occupancy of the Shared Facilities, including but not limited to any damage to person or property.

1.2
The Company shall be under no liability to Firm and Firm hereby, releases and discharges the Company from any and all loss, cost, expense, damage (whether direct, special, incidental, consequential or punitive, including with respect to lost business or profits), and liability (and waives any claim therefor) arising from or relating to any discontinuance of or failure to provide any utility or building service, the failure by Landlord or any other third party to take any action or refrain from taking any action under the Lease or otherwise, or any harm or damage whatsoever to person or property, except to the extent caused by the Company’s negligence, willful misconduct or breach of the Lease.

1.3
If Firm holds over in all or any portion of the Premises, beyond the expiration or earlier termination of the Term, and such holding over results in any costs, claims, damages, fees (including, without limitation, reasonable attorneys’ fees), expenses, or liabilities to the Company, including, without limitation, any sums the Company may be required to pay pursuant to Section 27 of the Original Lease, then, Firm shall defend, indemnify, and hold the Company harmless from and against any and all such costs, claims, damages, fees, expenses and liabilities.

1.4	The provisions of this Section D – Article I shall survive the expiration or earlier termination of this Agreement.

ARTICLE II.   The Company’s Indemnity of Firm.  The Company shall not do, permit or tolerate anything to be done in, or in connection with its use or occupancy of, the Shared Facilities which would violate any covenants or agreements in the Lease.  The Company shall indemnify and hold harmless Firm and its affiliates, shareholders, officers, directors, employees and agents from and against any loss, liability, claim, cost or expense (including reasonable attorneys’ fees) incurred by Firm and its affiliates, shareholders, officers, directors, employees and agents arising out of the Company’s activity, work, use or occupancy of the Premises and/or Shared Facilities, or thing done, permitted or suffered by the Company, or any of its agents, contractors or employees in connection with such use or occupancy of the Shared Facilities, including but not limited to any damage to person or property.  The provisions of this Section D – Article II shall survive the expiration or earlier termination of this Agreement.

E. MISCELLANEOUS PROVISIONS

ARTICLE I.   Notices. Any notice, demand, approval, consent or communication required, permitted, or desired to be given hereunder, will be in writing and will be served on the Parties at the following respective addresses:

If to Firm:	Law Offices of David J. Stern, P.A. 900 S. Pine Island Road Suite 400 Plantation, Florida 33324 ATTN: David J. Stern Facsimile: 954-233-8444

If to the Company:	DJS Processing, LLC 900 S. Pine Island Road Suite 400 Plantation, Florida 33324 ATTN: David J. Stern Facsimile: 954-233-8444

or such other address, or to the attention of such other person or officer, as any Party may by written notice designate.  Any notice, demand, or communication required, permitted, or desired to be given hereunder will be sent either by hand delivery, by prepaid certified or registered mail, return receipt requested, postage prepaid in the United States Mail, by a nationally recognized overnight courier, or via facsimile or other electronic transmission (including transmission in portable document format by electronic mail).  If any notice, demand or communication is sent by facsimile or electronic mail transmission, an original  must be simultaneously sent by one of the foregoing mail or courier methods.  All such notices, demands or communications shall be deemed to have been received (i) if by personal delivery, facsimile machine or other electronic transmission (including transmission in portable document format by electronic mail), on the date after such delivery, (ii) if by certified or registered mail, on the third business day after the mailing thereof or (iii) if by next-day or overnight courier or delivery, on the date of such delivery.

ARTICLE II.   Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties hereto and their respective successors and permitted assigns.  Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any party, except that (a) Firm or the Company may assign this Agreement and any of the provisions hereof without the written consent of the other to (i) a successor by way of merger, consolidation, reorganization, stock sale, or by way of a sale of all or substantially all of its assets where the transferee, assignee or successor in such asset sale agrees in writing to be fully bound by all of the provisions of this Agreement or (ii) to any lender as a collateral assignment for security purposes.  Any purported assignment in violation of this Section 5.2 will be void.  Firm shall not permit any third-party (other than employees and personnel of Firm) to occupy the Shared Facilities.

ARTICLE III.   Enforcement.  In the event either Party resorts to legal action to enforce or interpret any provision of this Agreement, the prevailing Party will be entitled to recover the costs and expenses of such action so incurred, including reasonable attorney’s fees.

ARTICLE IV.   Governing Law; Venue; Jurisdiction.  This Agreement, and all matters arising under or related hereto, shall be governed according to the laws of the State of Florida, without respect to its conflict of law principles.  Each Party hereby consents to the exclusive jurisdiction of the courts of the State of Florida and of the United States of America in the County of Broward for any action, suit or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each Party agrees not to commence any action, suits or proceeding relating thereto except in such courts).

ARTICLE V.   No Third Party Beneficiaries.  This Agreement does not create, and will not be construed as creating, any rights enforceable by any person not a Party to this Agreement.

ARTICLE VI.   Severability of Provisions.  The Parties hereto have negotiated and prepared the terms of this Agreement in good faith with the intent that each and every one of the terms, covenants and conditions herein be binding upon and inure to the benefit of the respective Parties.  Accordingly, if any one or more of the terms, provisions, promises, covenants or conditions of this Agreement or the application thereof to any person or circumstance is adjudged to any extent invalid, unenforceable, void or voidable for any reason whatsoever by a court of competent jurisdiction or an arbitration tribunal, such provision will be as narrowly construed as possible, and each and all of the remaining terms, provisions, promises, covenants and conditions of this Agreement or their application to other persons or circumstances will not be affected thereby and will be valid and enforced to the fullest extent permitted by law.  To the extent this Agreement is in violation of any applicable laws, the Parties shall negotiate in good faith to amend this Agreement, to the extent possible consistent with its purposes, to conform to applicable laws.  Neither Party shall claim or assert illegality as a defense to the enforcement of this Agreement or any provision hereof; instead, any such purported illegality shall be resolved pursuant to this Article VI.

ARTICLE VII.   No Broker.  Firm represents and warrants to the Company that Firm has dealt with no broker, agent or finder in connection with this Agreement for which the Company shall have any liability or obligation with respect to a leasing or brokerage commission.  Firm shall indemnify, and hold the Company harmless from and against any claim for commission or other compensation in connection with this Agreement made against the Company by any broker, agent or finder with whom Firm has dealt, or is claimed to have dealt, in connection with this Agreement, and all costs, expenses and liabilities in connection therewith, including reasonable attorneys’ fees and disbursements incurred by the Company in the defense of any such claim.  This Article VII shall survive the expiration or earlier termination of this Agreement.

ARTICLE VIII.   Construction.

8.1
All references in this Agreement to “Sections” and “Exhibits” refer to the sections and exhibits of this Agreement. The section headings and titles appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe, or describe the scope or extent of such section or in any way affect this Agreement or the interpretation hereof.

8.2	All references to “$” or “dollars” will be to United States dollars and all references to “days” will be to calendar days unless otherwise specified.

8.3
As used in this Agreement, neutral pronouns and any variations thereof shall be deemed to include the feminine and masculine and all terms used in the singular shall be deemed to include the plural, and vice versa, as the context may require.

8.4
The words “hereof”, “herein” and “hereunder” and other words of similar import refer to this Agreement as a whole, as the same may from time to time be amended or supplemented, and not to any subdivision contained in this Agreement.

8.5
The word “including” when used herein is not intended to be exclusive and means “including, but not limited to.”  The word “or” when used herein is not intended to be exclusive unless the context clearly requires otherwise.

8.6	The exhibits hereto will be deemed to be incorporated in and an integral part of this Agreement.

8.7
All provisions of this Agreement have been mutually negotiated and drafted.  The provisions of this Agreement will be interpreted and construed in accordance with their fair meanings, and not strictly for or against either Party, regardless of which Party may have drafted this Agreement or any specific provision.

ARTICLE IX.   Entire Agreement; Amendment.  Except for the Services Agreement and the LLC Contribution Agreement or any other agreement entered into in connection herewith, with respect to the subject matter of this Agreement, this Agreement supersedes all previous contracts and constitutes the entire agreement between the Parties.  No prior oral statements or contemporaneous negotiations or understandings or prior written material not specifically incorporated herein will be of any force and effect, and no changes in or additions to this Agreement will be recognized unless incorporated herein by amendment as provided herein, such amendment(s) to become effective on the date stipulated in such amendment(s).  No provision of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by an authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.  The Parties specifically acknowledge that, in entering into and executing this Agreement, the Parties rely solely upon the representations and agreements contained in this Agreement and no others.

ARTICLE X.   Counterparts; Effectiveness.  The Parties may execute this Agreement in separate counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.  To the extent signed and delivered by means of a facsimile machine or other electronic transmission (including transmission in portable document format by electronic mail), this Agreement shall be treated in all manners and respects and for all purposes as an original and shall have the same binding legal effect as if it were the original signed version thereof delivered in person.  None of the undersigned shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that such signature was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the enforceability of this Agreement and each of the undersigned forever waives any such defense.

ARTICLE XI.   WAIVER OF JURY TRIAL.  THE PARTIES HERETO SHALL AND THEY HEREBY DO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES IN ANY MANNER CONNECTED WITH THIS AGREEMENT, AND/OR ANY CLAIM OF INJURY OR DAMAGE.

[Remainder intentionally left blank; Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed the day and year first above written.

LAW OFFICES OF DAVID J. STERN, P.A.,
a professional association licensed to practice law in the State of Florida

By:
David J. Stern
President

DJS PROCESSING, LLC,
a Delaware limited liability company

By:
David J. Stern
President

EXHIBIT “A”

Firm Space Requirements

The Company shall provide the following office space to Firm, consisting of the office space used at the Effective Date by the Retained Employees (as defined in the LLC Contribution Agreement):

1.     David J. Stern’s executive office;

2.     120 attorney offices;

3.     0 cubicles; and

4.     0 square feet of file storage space.

This Exhibit “A” shall be amended from time to time by the Parties to reflect any changes in the Shared Facilities pursuant to Section A – Article II of this Agreement.

 A-1